UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

POWIN CORPORATION
(Name of Issuer)

N/A
(Former Name If Applicable)

COMMON SHARES ($0.001 PAR VALUE PER SHARE)
(Title of Class of Securities)

73937Y100
(CUSIP Number)

Ron Horne
6975 SW Sandburg Rd. Suite 326
Tigard, OR 97223
(503) 598 - 6659
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 73937Y100
1.	NAMES OF REPORTING PERSONS. Mei Yi Lu, as an individual and as Trustee of the Mei Yi Lu Living Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) For the living trust: AF – Affiliate For the spouse’s trust: SC – Subject Company

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,550,500 Common Shares by living trust

	8.	SHARED VOTING POWER 66,550,500 Common Shares by spouse’s trust

	9.	SOLE DISPOSITIVE POWER 66,550,500 Common Shares by living trust

	10.	SOLE DISPOSITIVE POWER 66,550,500 Common Shares by spouse’s trust

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,101,000 Common Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 82.9% (Based on 160,780871 shares outstanding, as reported in the Company’s shareholder list as of June 28, 2010)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of POWIN CORPORATION, a Nevada Corporation (the “Issuer”).  The principal executive office of the Issuer is located at 6975 SW Sandburg Rd., Suite 326, Tigard, OR 97223-8088.

Item 2. Identity and Background.

(a)-(c) and (f). This Schedule 13D is filed by Mei Yi Lu Trustee of the Mei Yi Lu Living Trust, with address at 6975 SW Sandburg Rd., Suite 326, Tigard, OR 97223-8088 (the “Reporting Party”).  The Reporting Party is currently employed by POWIN CORPORATION, with address at 6975 SW Sandburg Rd., Suite 326, Tigard, OR 97223-8088.  The Reporting Party is a citizen of the United States of America.

(d) and (e).  During the last five years, the directors, executives and partners of the Reporting Party have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The stock for the living trust was acquired through an affiliate of the Reporting Party, and the stock for the spouse’s trust was acquired through the Company whose Securities are being acquired. The Shares were transferred to the Reporting Party for estate planning purposes.

Item 4. Purpose of Transaction.

The purpose for the acquisition is solely for investment purposes.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Party has no present plan or proposal that would relate to or result in any of the matters set forth below:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)    The Reporting Party beneficially owns a total of 133,101,000 common shares of POWIN CORPORATION. This is broken down as follows: 66,550,500 common shares by spouse’s trust, and 66,550,500 common shares through a living trust. Together, these holdings represent an approximate 82.9% interest in the Company. This percentage is based on the Company’s 160,780,871 shares outstanding as reported in the Company’s shareholder list as of June 28, 2010. The Reporting Party received the directly-owned shares from Joseph Lu, the Reporting Party’s husband and the Chief Executive Officer of the Company.

(b)    The Reporting Party has the shared power to vote and to dispose or direct the disposition of 66,550,500 of the shares of the Issuer's common stock held by the Reporting Party. The Reporting Party has the sole power to vote and to dispose or direct the disposition of 66, 550,500 of the shares of the Issuer’s common stock held by the Reporting Party.

(c)    N/A

(d)    Joseph Lu, Mei Yi Lu (the Trustee)’s husband, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of POWIN CORPORATION common stock.

(e)    N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer

N/A

Item 7.  Material to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2010

By:	/s/ Mei Yi Lu
Name:	Mei Yi Lu Trustee of the Mei Yi Lu Living Trust
Title:	Bookkeeper, Powin Corporation